EXHIBIT 99.1

MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management’s best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company’s management and directors; and
•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2014 the company’s internal control over financial reporting was effective.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Joe Nemeth	Brian Baarda
President and	Vice-President, Finance Chief Executive Officer

Vancouver, Canada
March 3, 2015

1

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2014 (Successor) and December 31, 2013 (Successor), and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the years ended December 31, 2014 (Successor), December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor) and the nine-month period ended September 30, 2012 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 5 to the consolidated financial statements, Catalyst Paper Corporation and all of its subsidiaries and partnership emerged from creditor protection proceedings on September 13, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with Predecessor prior periods, as described in Note 1.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2014 (Successor) and December 31, 2013 (Successor) and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2014 (Successor), December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor) and the nine-month period ended September 30, 2012 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 3, 2015

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CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$10.9	$12.1
Accounts receivable (note 9)	110.9	116.5
Inventories (note 10)	155.5	140.2
Prepaids and other (note 11)	4.6	4.5
Assets held for sale (note 8)	1.5	5.7
	283.4	279.0
Property, plant and equipment (note 12)	379.3	412.2
Other assets (note 13)	6.0	8.9
	$668.7	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 14)	$137.3	$119.7
Current portion of long-term debt (note 15)	3.0	2.0
	140.3	121.7
Long-term debt (note 15)	326.1	301.8
Employee future benefits (note 16)	282.4	254.9
Other long-term obligations (note 17)	15.5	8.8
	764.3	687.2
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2013 – 14,527,571)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(235.1)	(162.8)
Accumulated other comprehensive income (loss) (note 19)	(5.4)	30.8
	(95.6)	12.9
	$668.7	$700.1

Commitments, contingencies and subsequent events (notes 27, 28, and 29, respectively).

The accompanying notes are an integral part of the audited consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

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CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Successor			Predecessor
	Year ended	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	December 31,	September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	2012	2012
Sales	$1,109.3	$1,051.4	$260.5	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,028.2	970.9	245.6	718.0
Depreciation and amortization	44.6	47.0	12.9	23.4
Selling, general and administrative	33.0	33.2	7.7	26.2
Restructuring (note 20)	0.5	1.2	–	5.3
Impairment and other closure costs (note 6)	16.5	86.9	–	–
	1,122.8	1,139.2	266.2	772.9
Operating earnings (loss)	(13.5)	(87.8)	(5.7)	24.8
Interest expense, net (note 21)	(35.5)	(37.4)	(11.6)	(60.3)
Foreign exchange gain (loss) on long-term debt	(24.1)	(18.8)	(3.2)	24.0
Other income (expense), net (note 22)	1.2	14.9	0.1	(2.6)
Loss before reorganization items and income taxes	(71.9)	(129.1)	(20.4)	(14.1)
Reorganization items, net (note 5)	–	(1.2)	(3.2)	666.9
Income (loss) before income taxes	(71.9)	(130.3)	(23.6)	652.8
Income tax expense (recovery) (note 18)	0.4	0.1	0.2	(1.1)
Earnings (loss) from continuing operations	(72.3)	(130.4)	(23.8)	653.9
Earnings (loss) from discontinued operations, net of tax (note 8)	–	3.1	(12.9)	(3.6)
Net earnings (loss)	(72.3)	(127.3)	(36.7)	650.3
Net (earnings) loss attributable to non-controlling interest (note 7)	–	(0.3)	1.5	(31.9)
Net earnings (loss) attributable to the company	$(72.3)	$(127.6)	$(35.2)	$618.4
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (note 23) (in dollars)	$(4.99)	$(9.01)	$(1.55)	$1.63
Basic and diluted net earnings (loss) per share from discontinued operations attributable to the company’s common shareholders (note 23) (in dollars)	$–	$0.21	$(0.89)	$(0.01)
Weighted average number of the company’s common shares outstanding (note 23) (in millions)	14.5	14.5	14.4	381.9

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor			Predecessor
	Year ended	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	December 31,	September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	2012	2012
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount (note 16)	(36.2)	24.2	6.6	(32.0)
Tax (expense) recovery	–	–	–	–
Net amount	(36.2)	24.2	6.6	(32.0)
Reclassification of amortization of employee future benefits
Gross amount	–	–	–	3.9
Tax (expense) recovery	–	–	–	(0.9)
Net amount	–	–	–	3.0
Other comprehensive income (loss) from continuing operations, net of taxes	(36.2)	24.2	6.6	(29.0)
Employee future benefits liability adjustment
Gross amount	–	–	–	0.3
Tax (expense) recovery	–	–	–	–
Net amount	–	–	–	0.3
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	–	–	4.0
Tax (expense) recovery	–	–	–	–
Net amount	–	–	–	4.0
Other comprehensive income (loss) from discontinued operations, net of taxes	–	–	–	4.3
Total comprehensive income (loss)	(108.5)	(103.1)	(30.1)	625.6
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	–	(0.3)	1.5	(31.9)
Comprehensive (income) loss attributable to non-controlling interest	–	(0.3)	1.5	(31.9)
Comprehensive income (loss) attributable to the company	$(108.5)	$(103.4)	$(28.6)	$593.7

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock		Additional		Accumulated other	Non- controlling
In millions of Canadian dollars	Number of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013 (successor)	14,527,571	$144.9	$–	$(162.8)	$30.8	$–	$12.9
Net loss	–	–	–	(72.3)	–	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	–	(36.2)	–	(36.2)
Balance as at December 31, 2014 (successor)	14,527,571	$144.9	$–	$(235.1)	$(5.4)	$–	$(95.6)

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,
In millions of Canadian dollars	2014	2013	2012	2012
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3
Items not requiring (providing) cash:
Depreciation and amortization	44.6	47.0	12.9	23.4
Impairment and other closure costs (note 6)	16.5	86.9	8.2	3.3
Deferred income taxes (note 18)	–	–	0.1	(0.7)
Foreign exchange loss (gain) on long-term debt	24.1	18.8	3.2	(24.0)
Non-cash reorganization items	–	0.5	2.4	(707.4)
Non-cash interest on compromised notes	–	–	–	48.4
Employee future benefits, expense under cash contributions	(8.8)	(7.0)	(3.4)	(8.4)
Loss (gain) on disposal of property, plant and equipment	–	(0.6)	0.4	(6.7)
Gain on disposal of non-core assets [2]	(2.4)	(12.3)	–	–
Settlement gain on special pension portability election	–	(2.6)	–	–
Decrease in other long-term obligations	(0.4)	(0.2)	(0.1)	–
Other	4.0	4.1	0.2	2.6
Changes in non-cash working capital
Accounts receivable	6.5	(2.7)	41.1	(22.9)
Inventories	(17.2)	(14.7)	11.6	8.7
Prepaids and other	(0.1)	3.6	4.5	(0.5)
Accounts payable and accrued liabilities	26.8	(1.0)	7.7	(10.1)
Cash flows provided (used) by operating activities	21.3	(7.5)	52.1	(44.0)
Investing
Additions to property, plant and equipment	(21.9)	(23.4)	(10.4)	(12.2)
Proceeds from sale of property, plant and equipment	4.4	0.8	0.8	11.5
Proceeds from sale of non-core assets [2]	0.3	51.4	–	–
Decrease (increase) in restricted cash	–	3.1	3.4	(6.4)
Decrease (increase) in other assets	(2.0)	(0.5)	–	3.7
Cash flows provided (used) by investing activities	(19.2)	31.4	(6.2)	(3.4)
Financing
Increase (decrease) in revolving loan (note 15)	18.8	(13.4)	(40.0)	16.0
Proceeds from secured term loan (note 15)	18.5	–	–	–
Redemption of Floating Rate Notes (note 15)	(21.8)	–	–	–
Purchase of long-term debt (note 15)	(14.5)	(15.8)	–	–
Proceeds on issuance of senior secured notes	–	–	–	33.1
Deferred financing costs	(2.3)	–	–	(9.3)
DIP financing costs	–	–	–	(3.8)
Decrease in other long-term debt	(2.0)	(1.1)	–	(0.9)
Share issuance costs	–	–	–	(0.2)
Cash flows provided (used) by financing activities	(3.3)	(30.3)	(40.0)	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(6.4)	5.9	(12.5)
Cash and cash equivalents, beginning of period	12.1	18.5	12.6	25.1
Cash and cash equivalents, end of period [1]	$10.9	$12.1	$18.5	$12.6
Supplemental disclosures:
Income taxes paid (recovered)	–	–	–	(0.2)
Net interest paid	34.2	36.8	11.0	11.7
[1] Cash and cash equivalents included in assets held for sale	–	–	1.9	0.4

[2]	Non-core assets disposed of during the year ended December 31, 2014 include Poplars land, the company’s interest in PRSC Land Developments and the settlement of the mortgage receivable from PRSC Limited Partnership. Non-core assets disposed of for the year ended December 31, 2013 include the Elk Falls site, the Snowflake mill, the shares of the Apache Railway Company, the company’s interest in Powell River Energy Inc, the Port Alberni wastewater treatment facility and two parcels of Poplars land.

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2014 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$606.7	$237.9	$264.7	$–	$1,109.3
Inter-segment sales	–	–	27.9	(27.9)	–
Depreciation and amortization	34.9	7.3	2.4	–	44.6
Restructuring (note 20)	0.5	–	–	–	0.5
Impairment and other closure costs (note 6)	16.5	–	–	–	16.5
Operating earnings (loss)	(50.9)	(0.6)	38.0	–	(13.5)
Total assets	440.4	147.6	80.7	–	668.7
Additions to property, plant and equipment	15.6	5.1	5.6	–	26.3

Year ended December 31, 2013 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$635.1	$192.3	$224.0	$–	$1,051.4
Inter-segment sales	–	–	24.8	(24.8)	–
Depreciation and amortization	40.4	5.1	1.5	–	47.0
Restructuring (note 20)	0.6	0.4	0.2	–	1.2
Impairment and other closure costs (note 6)	86.9	–	–	–	86.9
Operating earnings (loss)	(102.3)	8.4	6.1	–	(87.8)
Total assets	464.0	149.9	86.2	–	700.1
Additions to property, plant and equipment	15.4	2.0	6.0	–	23.4

Three months ended December 31, 2012 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$171.8	$44.0	$44.7	$–	$260.5
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	11.2	1.4	0.3	–	12.9
Operating earnings (loss)	1.2	2.4	(9.3)	–	(5.7)
Total assets	710.5	182.6	85.5	0.2	978.8
Additions to property, plant and equipment	6.5	1.8	2.1	–	10.4

Nine months ended September 30, 2012 (Predecessor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Restructuring (note 20)	2.9	0.8	1.6	–	5.3
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Total assets	761.1	193.4	85.4	0.2	1,040.1
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2014 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$60.5	$48.1	$–	$108.6
United States	477.5	53.4	1.1	532.0
Asia and Australasia	34.1	64.1	263.3	361.5
Latin America	34.2	72.3	0.2	106.7
Europe and other	0.4	–	0.1	0.5
	$606.7	$237.9	$264.7	$1,109.3

Year ended December 31, 2013 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$79.9	$41.7	$–	$121.6
United States	483.8	40.1	–	523.9
Asia and Australasia	36.9	42.3	223.8	303.0
Latin America	34.5	68.2	–	102.7
Europe and other	–	–	0.2	0.2
	$635.1	$192.3	$224.0	$1,051.4

Three months ended December 31, 2012 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$25.4	$12.9	$–	$38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6	–	20.1
Europe and other	–	–	1.0	1.0
	$171.8	$44.0	$44.7	$260.5

Nine months ended September 30, 2012 (Predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$78.4	$31.1	$–	$109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$503.8	$134.1	$159.8	$797.7

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment by geographic location:
Canada	$379.3	$412.2
	$379.3	$412.2

The accompanying notes are an integral part of the audited consolidated financial statements.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

1.	NATURE OF OPERATIONS AND BASIS OF PREPARATION

Catalyst Paper Corporation, together with its subsidiaries and partnership (collectively, the “company”) is a specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers	–	Manufacture and sale of mechanical specialty printing papers

Newsprint	–	Manufacture and sale of newsprint

Pulp	–	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings. In 2014, the company owned and operated three manufacturing facilities located in the province of British Columbia (B.C.), Canada. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia. On January 7, 2015, we acquired a paper and pulp mill in Rumford, Maine, USA that produces coated mechanical, coated freesheet and coated specialty paper as well as pulp, and a paper mill in Biron, Wisconsin, USA that produces coated mechanical paper. See note 29, Subsequent events.

Creditor protection proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA) and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012. The implementation of a plan of arrangement (Plan) and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. For additional information on the company’s emergence from creditor protection proceedings, see note 5, Creditor protection proceedings related disclosures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidated the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

On March 20, 2013, the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI’s balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase agreement continues, the company does not own any of PREI’s equity, does not control its Board of directors, and does not direct PREI’s activities and operations to ensure that the terms of the power purchase agreement are met.

Subsequent to the sale of the company’s interest in PREI, the power purchase agreement meets the definition of a lease under U.S. GAAP. The arrangement meets the criteria of a lease as fulfillment of the power purchase agreement is dependent on identified land and depreciable assets, consisting of PREI’s integrated hydroelectric power generation, transmission and distribution system, and the power purchase agreement stipulates that the company buy 100% of the power output generated by these assets.

The lease was determined to be an operating lease, as opposed to a capital lease, and future operating lease payments will be recognized as a component of energy cost. The balances and accounts of PREI and the 50% included in non-controlling interest were derecognized on the date of sale, and a gain on sale was recognized for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized.

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information.

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

•	management’s best estimate of future operating performance as of the valuation date,

•	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

•	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

•	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

•	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

(d)	Going concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company’s ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company’s ability to continue as a going concern over the next fiscal year.

12

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(e)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(f)	Shipping and handling costs

The company classifies shipping and handling costs to cost of sales, excluding depreciation and amortization as incurred.

(g)	Translation of foreign currencies

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). The company’s functional currency is the Canadian dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

(h)	Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes.  The company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

(i)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(j)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(k)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to cost of sales, excluding depreciation and amortization as incurred.

(l)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	5.0% – 10.0%

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(m)	Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

(n)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Goodwill is tested for impairment on an annual basis. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

(o)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(p)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations. The company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company’s mills, due in part to the company’s maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company’s mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton and Powell River mill sites.

(q)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(r)	Stock-based compensation and other stock-based payments

Phantom share units granted to the company’s key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Accrued compensation cost is recognized as a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the compensation expense.

(s)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(t)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

15

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

•	the cost of benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of benefit obligations;

•	the expected long-term return on plan assets based on the fair value for all asset classes;

•	gains or losses on settlements or curtailments;

•	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

•	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(u)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company’s consolidated financial results for the year.

16

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

5.	CREDIT OR PROTECTION PROCEEDINGS RELATED DISCLOSURES

Emergence from Creditor Protection Proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the CCAA proceedings. The company applied for recognition of the Initial Order under Chapter 15 of Title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court.

The company successfully emerged from the creditor protection proceedings on September 13, 2012. The company met all of the conditions to implement the Plan by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

•	The company’s operations were continued in substantially the same form.

•	Holders of the Predecessor company’s 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

−	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

−	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

•	Holders of the Predecessor company’s 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

−	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

−	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

•	General creditors exchanged their general unsecured claims for:

−	their pro rata share of the PREI Proceeds Pool; or

−	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

17

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

−	if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

•	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

The company distributed $1.0 million to unsecured creditors in November 2012 as full and final settlement of claims comprising the Cash Convenience Pool. The company issued 127,571 common shares to unsecured creditors in December as full and final settlement of claims comprising the Unsecured Creditor Share Pool. The company distributed $12.7 million to unsecured creditors who did not make an equity election as full and final settlement of their claims under the PREI Proceeds Pool (see note 7, Variable interest entities).

Fresh Start Accounting

The company applied fresh start accounting as of September 30, 2012. An enterprise value was established for the company and its assets and liabilities were restated at fair value. In accordance with fresh start accounting, the Predecessor company’s common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. The effects of the implementation of the Plan and the application of fresh start accounting were reflected in the company’s consolidated balance sheet as of September 30, 2012.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as reorganization items.

The components of reorganization items, net are as follows:

	Successor		Predecessor
Reorganization items, net	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees ¹	$0.6	$1.8	$24.7
Gain due to plan of arrangement adjustments ²	0.6	1.4	(456.0)
Gain due to fresh start accounting adjustments ³	–	–	(328.3)
DIP financing costs [4]	–	–	3.8
Acceleration of ABL financing costs [5]	–	–	3.3
Provision for repudiated lease contract [6]	–	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	–	(4.8)
Adjustment to other post-employment benefits	–	–	2.4
Provision for labour union claims [9]	–	–	91.8
Other	–	–	0.2
Reorganization items, net from continuing operations	1.2	3.2	(666.9)
Gain due to plan of arrangement adjustments ²	(0.1)	1.0	(7.1)
Gain due to fresh start accounting adjustments ³	–	–	(0.1)
Adjustment to pre-petition accounts payable[8]	–	–	(1.9)
Provision for repudiated coal contract [6]	–	–	4.3
Reorganization items, net from discontinued operations	(0.1)	1.0	(4.8)
Total	$1.1	$4.2	$(671.7)
1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.
2	Net gain recognized from application of the Plan as of September 30, 2012.
3	Net gain recognized from application of fresh start accounting in accordance with FASB ASC 852, Reorganizations, as of September 30, 2012.
4	Financing costs incurred in connection with entering into DIP Credit Agreement, including commitment fees, for the duration of the creditor protection proceedings.
5	Pursuant to the creditor protection proceedings, the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the former ABL Facility in earnings.
6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.
7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.
8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.
9	The labour unions at the company’s Canadian mills submitted unsecured claims as part of the creditor protection proceedings.

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CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

6.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company tested its goodwill for impairment on an annual basis using a two-step impairment test at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its one pulp and three paper mill operations. The first step of the goodwill impairment test, used to identify potential impairment, compared the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compared the implied fair value of reporting unit goodwill with the carrying amount of that goodwill

Estimates of future cash flows and fair value require judgments, assumptions and estimates may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 56.7% of total assets as at December 31, 2014. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

The following table provides the components of the impairment and other closure costs:

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment
Powell River	$13.0	$12.9
Port Alberni	–	17.3
	13.0	30.2
Inventory – operating and maintenance supplies and spare parts	1.9	–
Other assets	1.6	–
Goodwill	–	56.7
	$16.5	$86.9

2014

On December 31, 2014, the company recognized an impairment charge of $16.5.

In December 2014, the company announced that its Powell River No. 9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

20

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test therefore no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2015 of CDN$1.00 = US$0.83 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2019 were based on independent, published market forecasts. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

2013

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

There were indicators of potential impairment of long-lived assets at December 31, 2013, including declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The Port Alberni and Powell River asset groups failed the recoverability test due in part to current and projected weakness in specialty paper prices. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2014 of CDN$1.00 = US$0.93 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2018 were based on independent, published market forecasts. The foreign exchange assumption for CDN$1.00 ranged between US$0.92 and US$0.93 for the forecast period. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

2012

The company did not identify any impairment indicators related to its continuing operations subsequent to establishing an enterprise value and applying fresh start accounting as of September 30, 2012 and therefore did not conduct an impairment test as of December 31, 2012.

21

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

For its discontinued operations the company recognized impairment, severance and other closure costs of $11.0 million for the three months ended December 31, 2012 and $8.7 million for the nine months ended September 30, 2012, as disclosed in note 8, Assets held for sale and discontinued operations.

7.	VARIABLE INTEREST ENTITIES

On March 20, 2013 the company sold its 50.001% interest in PREI and settled its $20.8 million affiliate loans to PREI for proceeds of $33.0 million. A $12.7 million distribution of the net proceeds was made to unsecured creditors pursuant to the Plan under the creditor protection proceedings (see note 5, Creditor protection proceedings related disclosures). PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts.  The company generally purchases 100% of the power generated by PREI and will continue to do so subsequent to the sale of its interest.

The company derecognized the accounts of PREI on the date of sale and recognized a gain on sale in the consolidated statement of earnings (loss). Prior to the sale, the company consolidated 100% of PREI as the company was the primary beneficiary.

The results of PREI were included in the company’s consolidated results up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

	Successor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012
Condensed statements of earnings (loss)
Sales – affiliate [1]	$5.6	$4.7	$15.6
Cost of sales, excluding depreciation and amortization	1.3	2.1	5.1
Depreciation and amortization	1.6	1.9	3.9
	2.9	4.0	9.0
Operating earnings	2.7	0.7	6.6
Interest expense	(1.8)	(2.4)	(7.3)
Interest expense – affiliate [1]	(0.4)	(0.9)	(2.5)
Other income (expense), net	(0.1)	(0.3)	(4.0)
Reorganization items, net	–	(1.3)	55.6
Income tax recovery (expense)	0.2	1.1	(11.9)
Net earnings (loss)	0.6	(3.1)	36.5
Other comprehensive income	–	–	0.1
Total comprehensive income (loss) [2]	$0.6	$(3.1)	$36.6

22

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

	Successor
	As at December 31,	As at December 31,	As at September 30,
	2013	2012	2012
Condensed balance sheets
Current assets
Cash and cash equivalents	$–	$6.6	$6.9
Other	–	2.7	3.4
Property, plant and equipment	–	147.0	145.9
	$–	$156.3	$156.2
Current liabilities
Accounts payable and accrued liabilities	$–	$13.1	$8.5
Long-term debt (note 16)	–	113.8	113.8
Long-term debt – affiliate [1]	–	20.8	20.8
Deferred income taxes	–	23.6	24.6
Deficit [2]	–	(15.0)	(11.5)
	$–	$156.3	$156.2
1	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

The company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

Gain on Sale
Proceeds from sale
Gross proceeds from sale	$33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
$5.3

8.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Asset sales

On August 29, 2014, the company completed the sale of its interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, for proceeds of $3.0 million. The company recognized a gain of $2.1 million in other income including a $2.5 million deferred gain that was previously recorded in other long-term obligations.

The company sold a portion of its poplar plantation land with a book value of $1.4 million during the year ended December 31, 2014 and recognized a gain of $0.3 million in other income.

23

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Assets held for sale

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2014.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment	$1.5	$2.9
Other assets	–	2.8
	$1.5	$5.7

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of the Apache Railway Company to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012
Sales	$0.7	$4.5	$142.8
Cost of sales, excluding depreciation and amortization	(1.1)	(5.0)	(142.4)
Depreciation and amortization	–	–	–
Impairment, severances and other closure costs	(0.2)	(11.0)	(8.7)
Restructuring costs	(0.4)	(1.1)	–
Interest expense, net	–	–	(0.1)
Other income (expense), net	(0.1)	0.7	–
Gain on sale of assets of Snowflake and shares of Apache Railway	4.1	–	–
Reorganization items, net (note 5)	0.1	(1.0)	4.8
Earnings (loss) from discontinued operations, net of tax	$3.1	$(12.9)	$(3.6)

24

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company recognized a gain on the sale of the assets of Snowflake and the shares of the Apache Railway Company of $4.1 million that consisted of:

Gain on Sale
Contract price	$13.5
Adjusted for:
Transaction fees related to sale	(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality	(2.3)
Net proceeds	10.8
De-recognition of assets
Property, plant and equipment	(6.6)
Other current assets (Apache Railway)	(0.2)
De-recognition of liabilities
Accounts payable and accrued liabilities (Apache Railway)	0.1
$4.1

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	Successor
	As at December 31,
	2014	2013
Trade receivables	$102.1	$106.4
Less: allowance for doubtful accounts	(2.3)	(1.8)
	99.8	104.6
Sales taxes receivable	5.9	5.0
Other receivables	5.2	6.9
	$110.9	$116.5

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	INVENTORIES

The components of inventories were as follows:

	Successor
	As at December 31,
	2014	2013
Finished goods
Specialty printing papers	$36.9	$29.7
Newsprint	13.5	10.6
Pulp	3.4	1.3
Total finished goods	53.8	41.6
Work-in-progress	1.0	1.0
Raw materials – wood chips, pulp logs and other	24.8	23.3
Operating and maintenance supplies and spare parts	75.9	74.3
	$155.5	$140.2

At December 31, 2014, the company had applied write-downs to finished goods inventory of $0.6 million (December 31, 2013 – $nil) and to raw materials inventory of $0.2 million (December 31, 2013 – $nil).

25

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the inventory value of operating and maintenance supplies and spare parts was written down by $1.9 million as part of an impairment charge to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Inventories are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	PREPAIDS AND OTHER

The components of prepaids and other were as follows:

	Successor
	As at December 31,
	2014	2013
Property taxes, insurance and licenses	$3.1	$3.5
Other	1.5	1.0
	$4.6	$4.5

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	As at December 31, 2014 (Successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$68.2	$10.9	$57.3
Pulp	10.9	0.6	10.3
Machinery and equipment
Specialty printing papers and newsprint	428.1	129.5	298.6
Pulp	15.6	2.5	13.1
	$522.8	$143.5	$379.3

	As at December 31, 2013 (Successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$67.7	$8.1	$59.6
Pulp	10.9	0.2	10.7
Machinery and equipment
Specialty printing papers and newsprint	410.1	77.1	333.0
Pulp	10.0	1.1	8.9
	$498.7	$86.5	$412.2

The carrying value of property, plant and equipment was impaired by $13.0 million as of December 31, 2014 (December 31, 2013 - $30.2 million). See note 6, Measurement uncertainty – impairment of long-lived assets.

26

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, machinery and equipment was held under capital leases with a net carrying amount of $7.7 million (December 31, 2013 – $6.0 million), cost of $8.3 million (December 31, 2013 – $7.5 million) and accumulated depreciation and amortization of $0.6 million (December 31, 2013 – $1.5 million).

Interest capitalized in connection with capital projects was $nil for both 2014 and 2013.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

13.	OTHER ASSETS

The components of other assets were as follows:

	Successor
	As at December 31,
	2014	2013
Deferred financing costs	$3.1	$4.9
Deferred charges and other	2.9	3.9
Accrued benefit asset – pension plan (note 16)	–	0.1
	$6.0	$8.9

At December 31, 2014, other assets includes $1.2 million of deferred financing costs as they were incurred as part of the acquisition of the Biron paper mill and the Rumford pulp and paper mill that completed on January 7, 2015. See note 29, Subsequent events.

In December 2014, $1.6 million of deferred charges were written off as part of an impairment charge in 2014 to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor
	As at December 31,
	2014	2013
Trade payables	$76.0	$59.5
Accrued payroll and related liabilities	27.5	34.5
Accrued interest	5.3	5.4
Accrued benefit obligation – pension plan (note 16)	8.2	8.2
Accrued benefit obligation – other employee future benefit plans (note 16)	6.5	6.1
Restructuring (note 20)	0.2	0.7
Payables related to capital projects	3.8	1.8
Environmental and remedial	0.9	0.3
Derivative liabilities	2.0	–
Other	6.9	3.2
	$137.3	$119.7

The company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), and accordingly, $9.9 million was reclassified from accrued payroll and related liabilities to other long-term obligations at September 30, 2014. See note 17, Other long-term obligations for detailed disclosure of the agreement.

27

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	Successor
	As at December 31,
	2014	2013
Recourse
Term loan, due July 2017	$18.5	$–
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 – US$250.0 million)	273.1	265.9
Floating rate senior secured notes, due September 2016 (December 31, 2013 – US$19.4 million)	–	20.2
	291.6	286.1
Revolving asset-based loan facility of up to $175.0 million due July 2017	29.4	10.6
Capital lease obligations	8.1	7.1
Total debt	329.1	303.8
Less: current portion	(3.0)	(2.0)
Total long-term debt	$326.1	$301.8

Significant changes to long-term debt subsequent to 2014

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 29, Subsequent events.

Significant changes to long-term debt in 2014

In September 2014, the company entered into five capital leases on equipment. The capital lease obligation with respect to these leases is $2.9 million as at December 31, 2014.

On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

On March 27, 2014, the company purchased US$9.5 million of its PIK Toggle Senior Secured Notes due 2017 (2017 Notes) for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt. On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our ABL Facility and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes. On April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

28

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant changes to long-term debt in 2013

The company made an offer to purchase US$20.0 million of the Floating Rate Notes outstanding from the net proceeds that arose from the sale of its interest in PREI. The offer, which expired on April 24, 2013, was accepted by noteholders representing US$15.6 million of the Floating Rate Notes.

The company derecognized its non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by PREI, on the sale of its interest in PREI on March 20, 2013 as disclosed in note 7, Variable interest entities. The company is no longer the primary beneficiary of this VIE subsequent to the date of sale, and therefore, will no longer consolidate PREI’s debt.

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 1.1:1.0 at December 31, 2014 (December 31, 2013 – 1.0:1.0) and under the Term Loan was 0.6:1.0 at December 31, 2014 (December 31, 2013 – not applicable).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $75.8 million as at December 31, 2014 (December 31, 2013 – negative $45.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2014, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.5 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.5 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.6 million for employee source deductions, a reserve for negative mark-to-market for foreign currency exposure of $1.0 million and a reserve for workers compensation of $0.4 million. On December 31, 2014 the company had $91.8 million available under the ABL Facility after deducting outstanding drawings of $29.4 million and outstanding letters of credit of $18.4 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility, the Term Loan and and under each of the indentures governing its outstanding senior notes on December 31, 2014.

29

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides the scheduled total debt repayments, including the US$25.0 million Offered Notes issued on January 7, 2015:

Recourse debt
2015	$3.0
2016	3.1
2017	349.0
2018	2.6
2019	0.4
$358.1

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	Successor
	December 31,
	2014		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$329.1	$313.1	$303.8	$212.5

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

16.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  Certain extended health benefits with an actuarial value of $24.8 million were compromised under the creditor protection proceedings in 2012.

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2014 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

30

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Special portability option in 2012

The company offered members of its defined benefit pension plan for salaried employees (Salaried Plan) a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and had until June 30, 2013 to revoke such elections in favour of continuing to receive retirement benefits in the form of a monthly pension.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Members of the Salaried Plan who exercised the election under the special portability election option received lump-sum payments of $38.3 million in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter of 2013. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, the company measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of its independent actuaries. The company recognized a net actuarial gain of $15.1 million in other comprehensive income, consisting of an actuarial gain of $6.2 million with respect to members remaining in the plan, and an actuarial gain of $8.9 million with respect to members electing to settle their benefits under the special portability election option. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value of $59.6 million for reduced lump-sum payments of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013. A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

31

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Components of net periodic benefit cost recognized

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Pension benefit plans	2014	2013	2012	2012
Defined benefit plan
Service cost for the period	$1.0	$1.1	$0.2	$1.0
Interest cost	13.5	14.0	3.7	12.3
Expected return on assets	(12.4)	(13.3)	(3.6)	(11.2)
Recognition (reversal) of downsizing program	–	–	–	(0.2)
Amortization of unrecognized items:
Actuarial (gains) losses	(0.3)	–	–	6.4
Prior service costs	–	–	–	0.3
	1.8	1.8	0.3	8.6
Defined contribution plan
Service cost for the period	2.4	2.5	0.7	2.4
Multi-employer industry-wide pension plan service cost for the period	8.5	8.5	2.0	7.5
Net periodic benefit cost for pension benefit plans	$12.7	$12.8	$3.0	$18.5

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Other benefit plans	2014	2013	2012	2012
Service cost for the period	$1.8	$2.0	$0.4	$1.0
Interest cost	6.7	5.9	1.5	5.3
Amortization of unrecognized items:
Actuarial (gains) losses	–	–	–	0.1
Prior service costs	–	–	–	(2.8)
Net periodic benefit cost for other benefit plans	$8.5	$7.9	$1.9	$3.6

32

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Change in benefit obligation
Projected benefit obligation at beginning of period	$317.2	$386.5	$151.8	$149.2
Service cost for the period	1.0	1.1	1.8	2.0
Interest cost	13.5	14.0	6.7	5.9
Benefit payments	(29.2)	(29.0)	(5.5)	(5.2)
Settlement	–	(38.4)
Actuarial losses (gains) and other adjustments	26.9	(17.0)	21.5	(0.1)
Projected benefit obligation at end of period	$329.4	$317.2	$176.3	$151.8
Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$199.9	$233.0	$–	$–
Actual return on plan assets	24.6	23.0	–	–
Company contributions	13.3	11.3	5.5	5.2
Settlement	–	(38.4)	–	–
Benefit payments	(29.2)	(29.0)	(5.5)	(5.2)
Fair value of assets at end of period	$208.6	$199.9	$–	$–

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Projected benefit obligation at end of period	$329.4	$317.2	$176.3	$151.8
Fair value of plan assets at end of period	208.6	199.9	–	–
Funded status	$(120.8)	$(117.3)	$(176.3)	$(151.8)

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Other assets (note 13)	$–	$0.1	$–	$–
Accounts payable and accrued liabilities (note 14)	(8.2)	(8.2)	(6.5)	(6.1)
Employee future benefits	(112.6)	(109.2)	(169.8)	(145.7)
	$(120.8)	$(117.3)	$(176.3)	$(151.8)

Of the total funding deficit of $120.8 million (December 31, 2013 - $117.3) in the company’s various defined benefit pension plans, $52.4 million (December 31, 2013 - $45.9 million) is related to funded defined benefit pension plans and $68.4 million (December 31, 2013 - $71.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $176.3 million (December 31, 2013 - $151.8 million) is related to “pay-as-you-go” plans.

33

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Balance, beginning of the period	$28.7	$4.6	$2.1	$2.0
Accumulated gain (loss)	(15.0)	24.1	(21.2)	0.1
Balance, end of the period	$13.7	$28.7	$(19.1)	$2.1

Amounts before taxes included in other comprehensive income (loss)

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Pension benefit plans	2014	2013	2012	2012
Amortization of employee future benefits	$–	$–	$–	$6.6
Net gain (loss)	(15.0)	26.7	4.6	(17.4)
Settlement gain on special pension portability election	–	(2.6)	–	–
Net amount recognized in other comprehensive income (loss)	$(15.0)	$24.1	$4.6	$(10.8)

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Other benefit plans	2014	2013	2012	2012
Amortization of employee future benefits	$–	$–	$–	$(2.7)
Net gain (loss)	(21.2)	0.1	2.0	(14.3)
Net amount recognized in other comprehensive income (loss)	$(21.2)	$0.1	$2.0	$(17.0)

An estimated amount of $0.1 million of gains for pension plans and $0.3 million of losses for its other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2015.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2014, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $29.8 million (2013 – $27.7 million). During 2015, the company expects to contribute approximately $24.0 million to all of the above pension plans and approximately $6.5 million to its other benefit plans.

34

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table presents estimated future benefit payments from the plans as of December 31, 2014. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2015	27.5	6.5
2016	27.2	6.9
2017	26.0	7.2
2018	24.6	7.6
2019	23.8	8.0
2020 - 2023	107.6	46.3

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

	Successor
	As at December 31,
Plan assets	2014	2013
Equity securities	54.4%	55.8%
Fixed income securities	39.2%	37.8%
Real estate	6.4%	6.4%
	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2014 (Successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	91.1	–	91.1	–
Canadian equity pooled funds [2]	22.5	–	22.5	–
Fixed income securities:
Canadian long bond pooled funds [3]	39.9	–	39.9	–
Canadian bond pooled funds [3]	39.5	–	39.5	–
Real estate [4]	13.3	–	13.3	–
	$208.6	$2.3	$206.3	$–

35

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

		Fair value hierarchy
As at December 31, 2013 (Successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	72.8	–	72.8	–
Canadian equity pooled funds [2]	38.8	–	38.8	–
Fixed income securities:
Canadian long bond pooled funds [3]	35.7	–	35.7	–
Canadian bond pooled funds [3]	37.4	–	37.4	–
Real estate [4]	12.9	–	12.9	–
	$199.9	$2.3	$197.6	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.
2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
4	This category includes direct investment in office, industrial, retail and residential real estate.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

Real estate is comprised of income producing office, distribution & warehouse, retail and multi-family properties, held through an open pooled fund.  The fair value is based on market assessments performed on a periodic basis by independent experts on each of the properties held by the fund.

36

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

		Pension Protection Act Zone Status [2]			Contributions by Catalyst Paper [4] Successor
					Successor			Predecessor
Pension Fund	EIN / Pension plan number [1]	2014	2013	FIP / RP status pending / implemented [3]	Year ended Dec 31, 2014	Year ended Dec 31, 2013	Three months ended Dec 31, 2012	Nine months ended Sept 30, 2012	Surcharge imposed	Expiration date[5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	No	$8.5	$8.5	$1.9	$9.2	No	04/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	1.5	1.0	0.1	0.9	Yes	01/03/2014

1	Employer identification number and three digit pension plan number.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2013.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers’ Union (CEP).
7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.	The company’s contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.

2.	If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.	If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

As disclosed in note 8, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$10.1 million related to the PACE Industry Union Management Pension Fund.

37

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor
	As at December 31,
Other benefit plans	2014	2013
Benefit obligations at period end,
Discount rate	3.80%	4.50%
Rate of compensation increase	1.00%	1.00%
Net benefit cost for the period ended,
Discount rate	3.80%	4.00%
Rate of compensation increase	1.00%	2.00%
Expected rate of return on plan assets	6.30%	6.50%
Assumed health care cost trend rate at period end,
Extended health benefits
Initial health care cost trend rate	5.50%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits:
Dental care cost trend rate	3.00%	3.00%
Medical services plan benefits:
Premium trend rate	4.50%	4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2014 and December 31, 2013 the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2014 expected rate of return on plan assets was 6.3% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.8% per annum in the long term, 10% Canadian equity securities, which were expected to earn approximately 7.0% per annum in the long term, and 45% global equity securities, which were expected to earn approximately 7.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 6.5% per annum in the long term. The 2014 expected rate of return on plan assets also included a provision of 0.9% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2014 for programs covering salaried employees and executives was 100% of the 2014 Canadian Pensioners Mortality (CPM) Private Sector Table and for programs covering hourly employees was 108.8% of 2014 CPM Private Sector Table, both tables projected fully generationally using CPM Improvement Scale B.

The company’s investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company’s tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company’s investment policy. The use of derivative instruments is restricted and must be in accordance with the company’s policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company’s investment policy.

38

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2015:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$1.2	$(1.0)
Accrued benefit obligation at December 31	22.3	(19.0)

17.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows:

	Successor
	As at December 31,
	2014	2013
Environmental and remedial	$4.2	$5.7
Snowflake union pension liability	10.1	–
Other	1.2	3.1
	$15.5	$8.8

During the year, the company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, the company will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In accordance with the terms of the settlement agreement, $10.1 million was reclassified to other long-term obligations at December 31, 2014 and the company recognized a loss of $1.2 million in other income.

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$6.0	$6.1
Liabilities settled	(0.3)	(0.3)
Liabilities derecognized	(0.7)	–
Accretion expense	0.1	0.2
Balance, end of period	$5.1	$6.0

The balance sheet classification for asset retirement obligations is as follows:

	Successor
	As at December 31,
	2014	2013
Other long-term obligations	$4.2	$5.7
Accounts payable and accrued liabilities (note 14)	0.9	0.3
	$5.1	$6.0

39

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

18.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Canada	$(61.7)	$(108.9)	$(31.6)	$651.2
United States	(10.2)	(21.4)	8.0	1.6
Other	–	–	–	–
Earnings (loss) from continuing operations	(71.9)	(130.3)	(23.6)	652.8
Earnings (loss) from discontinued operations	–	3.1	(12.9)	(3.6)
Earnings (loss) before income taxes	$(71.9)	$(127.2)	$(36.5)	$649.2

The income tax (recovery) expense consists of:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Canada:
Current	$–	$–	$–	$–
Deferred	–	–	(1.0)	(1.1)
	–	–	(1.0)	(1.1)
United States:
Current	0.4	0.1	0.1	(0.4)
Deferred	–	–	1.1	0.4
	0.4	0.1	1.2	–
Total from continuing operations:
Current	0.4	0.1	0.1	(0.4)
Deferred	–	–	0.1	(0.7)
	0.4	0.1	0.2	(1.1)

40

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor						Predecessor
	Year ended		Year ended		Three months ended		Nine months ended
	December 31,		December 31,		December 31,		September 30,
	2014		2013		2012		2012
Income tax recovery at Canadian statutory income tax rates	$(18.7)	26.0%	$(32.7)	25.8%	$(9.1)	25.0%	$162.3	25.0%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	5.7	(7.9)	21.1	(16.6)	(1.8)	5.0	7.4	1.1
Difference in foreign tax rate	(1.0)	1.4	0.6	(0.5)	(0.5)	1.3	(1.0)	(0.1)
Change in deferred income taxes related to increase in corporate income tax rates	–	–	(8.5)	6.6	–	–	–	–
Change in the deferred income tax estimate	–	–	–	–	–	–	–	–
Change in valuation allowance	16.7	(23.3)	18.2	(14.3)	11.9	(32.7)	(164.9)	(25.4)
Adjustment to deferred credits	–	–	–	–	–	–	(9.6)	(1.5)
Other	(2.3)	3.2	1.4	(1.1)	(0.3)	0.9	4.7	0.7
Income tax expense (recovery)	$0.4	(0.6)%	$0.1	(0.1)%	$0.2	(0.5)%	$(1.1)	(0.2)%

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor
	As at December 31,
	2014	2013
Current
Deferred income tax assets
Employee future benefits	$3.8	$3.7
Non-capital losses and temporary differences related to working capital	–	4.0
Other	6.2	0.8
	10.0	8.5
Valuation allowance	(10.0)	(8.5)
	$–	$–

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor
	As at December 31,
	2014	2013
Non-current
Deferred income tax assets (liabilities)
Property, plant and equipment	$156.8	$142.4
Non-capital loss carry-forwards	10.2	19.1
Employee future benefits	78.3	70.9
Other	16.7	5.0
	262.0	237.4
Valuation allowance	(262.0)	(237.4)
	$–	$–

41

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the company has provided for a valuation allowance on its deferred tax assets of $272.0 million (December 31, 2013 - $245.9 million).

At December 31, 2014, the company had Canadian federal non-capital loss carry-forwards of $39.2 million, which expire during the period 2028 to 2034, and U.S. federal net operating loss carry-forwards of nil. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

For the year ended December 31, 2014, management reduced the company’s valuation allowance by $7.7 million in respect of its U.S. federal net operating losses and reduced its valuation allowance by $1.2 million in respect of its Canadian losses. The reduction in the valuation allowances is due to the negative evidence from the company’s three year cumulative historical performance and management’s belief that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S.

Accounting for uncertainty in income taxes

At December 31, 2014, the company had gross unrecognized tax benefits of $4.7 million (December 31, 2013 - $4.3 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor
	As at December 31,
	2014	2013
Unrecognized tax benefits, beginning of period	$4.3	$5.3
Current period tax positions	0.4	–
Change in tax rate	–	0.2
Settlements and lapse of statute of limitations	–	(1.2)
Unrecognized tax benefits, end of period	$4.7	$4.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2014. At December 31, 2014, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2011 tax years expired on September 15, 2014.

42

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	Successor
	As at December 31,
	2014	2013
Unrecognized pension and other post-retirement benefit costs	$(5.4)	$30.8
	$(5.4)	$30.8

20.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$0.7	$0.9
Expensed in period	0.5	1.6
Disbursements	(1.0)	(1.8)
Balance, end of period	0.2	0.7
Classification:
Accounts payable and accrued liabilities (note 14)	0.2	0.7
	$0.2	$0.7

2014

In December 2014, the company announced a restructuring plan to reflect the indefinite curtailment of the Powell River No. 9 paper machine. The indefinite curtailment will result in in a reduction of approximately 40 employees at Powell River and 7 employees at the Surrey Distribution Centre through lay-offs. For the year ended December 31, 2014 the company incurred restructuring costs of $0.5 million.

2013

During the year ended December 31, 2013 the company incurred $1.2 million severance mostly related to a reduction to the size of the executive team. The company also incurred $0.4 million restructuring costs related to the discontinued Snowflake facility which was included in Earnings (loss) from discontinued operations net of tax.

21.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Interest on long-term debt	$33.1	$34.5	$10.8	$59.6
Other	2.5	2.9	0.8	0.8
	35.6	37.4	11.6	60.4
Interest income	(0.1)	–	–	(0.1)
	$35.5	$37.4	$11.6	$60.3

43

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

22.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Foreign exchange gain (loss) on working capital balances	$3.5	$5.5	$0.4	$(7.9)
Gain (loss) on disposal of property, plant and equipment	–	0.6	(0.5)	6.7
Gain on disposal of non-core assets[1]	2.4	8.1	–	–
Loss on redemption of Floating Rate Notes	(2.4)	–	–	–
Loss on purchase of Floating Rate Notes	–	(2.3)	–	–
Gain (loss) on derivative financial instruments	(2.2)	0.1	–	(1.2)
Gain on purchase of senior secured notes	1.4	–	–	–
Loss on settlement of Snowflake union pension liability	(1.2)	–	–	–
Settlement gain on special pension portability election	–	2.6	–	–
Other	(0.3)	(0.3)	0.2	(0.2)
	$1.2	$14.9	$0.1	$(2.6)

1	For the year ended December 31, 2014, the gain on disposal of non-core assets includes gains on the sale of Poplar Farm lands ($0.3 million) and of our interest in PRSC Limited Partnership and PRSC Land Development, including repayment of the mortgage receivable ($2.1 million). For the year ended December 31, 2013, the gain on the disposal of non-core assets included gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

23.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Net earnings (loss) attributable to the company	$(72.3)	$(127.6)	$(35.2)	$618.4
Weighted average shares used in computation of basic earnings per share (in millions)	14.5	14.5	14.4	381.9
Weighted average shares used in computation of diluted earnings per share (in millions)	14.5	14.5	14.4	381.9
Basic and diluted earnings (loss) per share from continuing operations	(4.99)	(9.01)	(1.55)	1.63
Basic and diluted earnings (loss) per share from discontinued operations	–	0.21	(0.89)	(0.01)
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	(4.99)	(8.80)	(2.44)	1.62

44

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

24.	STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Successor
	Year ended December 31,
	2014	2013
Phantom share units	$0.8	$0.1
	$0.8	$0.1

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives, directors and employees in 2013.  Under the terms of this plan, senior executives, directors and employees are eligible for incentive remuneration paid to them in the form of PSUs.  Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU.  Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan’s vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

As at December 31, 2014, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

	2014		2013
	Vesting Date December 31, 2015	Vesting Date December 31, 2016	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	1.0%	1.0%	1.1%	1.4%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	84%	84%	77%	77%
Expected unit life (in years)	1.0	2.0	2.0	3.0
Average fair value of units granted (in dollars)	$1.95	$1.86	$0.61	$0.73

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2014, the total remaining unrecognized compensation cost associated with the PSUs totalled $1.6 million (December 31, 2013 - $0.6 million).

45

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2014		2013
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	948,671	$1.19	–	$–
Granted	691,347	2.10	1,447,904	1.19
Exercised	(166,411)	1.20	(332,822)	1.20
Expired or cancelled	(166,411)	1.20	(166,411)	1.20
End of year	1,307,197	$1.67	948,671	$1.19

25.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1	─	Quoted prices in active markets for identical assets or liabilities.

Level 2	─	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	─	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	December 31, 2014	December 31, 2013	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$1.9	$–	2	(1)	Accounts payable and accrued liabilities

Commodity contracts	$0.1	$–	2	(2)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market future rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

46

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 15.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements at December 31:

	December 31, 2014	December 31, 2013	Classification on statements of earnings (loss)
Currency contracts related to revenue hedges	$(2.2)	$–	Other income, net
Commodity swap contracts related to pulp hedges	0.1	–	Other income, net
Commodity swap contracts related to natural gas hedges	(0.1)	–	Other income, net
	$(2.2)	$–

Fair value of other financial instruments

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

26.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

(i)	Credit Risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company’s receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

47

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Aging of receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Trade receivables, gross
Current	$88.6	$96.3
Past due 1-30 days	2.9	7.5
Past due 31-90 days	1.1	1.2
Past due over 90 days	9.5	1.4
	102.1	106.4
Allowance for doubtful accounts	(2.3)	(1.8)
Trade receivables, net	99.8	104.6
Other receivables, including sales tax recoverables	11.1	11.9
Accounts receivable (note 9)	$110.9	$116.5

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$1.8	$2.2
Increase (decrease) in provision	0.5	(0.4)
Balance, end of period (note 9)	$2.3	$1.8

Derivatives

The company is also exposed to credit risk with counterparties to the company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk

For the year ended December 31, 2014, the company was exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

48

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

For the year ended December 31, 2014, the company’s hedging policy for anticipated sales and accounts receivable included 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges were layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk

The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas.

Interest rate risk

The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2014	Currency and notional amount		Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income
Revenue hedges
Currency risk (US$/CDN$)	US$	105.0	5%		$2.3	–	$(3.6)	–
Commodity hedges
Price risk (commodities)	US$	0.4	5%		–	–	–	–
Natural gas hedges
Price risk (commodities)	CDN$	0.8	5%		–	–	–	–
ABL Facility
Interest risk (annualized)	CDN$	29.4	100	bps	(0.2)	–	0.2	–

(iii)	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation.

The company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

49

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2014
0 to 11 months	$105.0	0.9082	$105.0	0.8562

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $2.0 million (December 31, 2013 - $nil). At December 31, 2014, purchased US dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At December 31, 2014, commodity swap agreements are outstanding to fix the sales price of 500 metric tonnes of NBSK pulp within the next month. These contracts are reported at their fair value which was $nil at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

(c)	Cost Risk Management Instruments

	Options
	Sold		Purchased
Term	GJ (millions)	Average rate CDN$/GJ	GJ (millions)	Average rate CDN$/GJ
As at December 31, 2014
0 to 3 months	0.2	$3.55	0.2	$4.85

As at December 31, 2014, commodity options are outstanding to fix the sales price of 180,000 Gigajoules of natural gas within the next three months. These contracts are reported at their fair value which was negative $0.1 at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

27.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2015	35.0
2016	7.1
2017	3.2
2018	2.1
2019	0.4
$47.8

Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, Summary of significant accounting policies). The lease expenses relating to the power purchase agreement totaled $23.2 million for the year ended December 31, 2014 (2013 - $17.9 million) and minimum future lease payments total $30.8 million over the next two years. The power purchase agreement expires on January 31, 2016.

Total lease expense amounted to $30.5 million for the year ended December 31, 2014 (2013 – $25.7 million; 2012 – $8.4 million).

50

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

28.	CONTINGENCIES

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. At present, management is unable to estimate the likelihood that the petition will result in a countervailing duty investigation, and if initiated, the likelihood that countervailing duties will be imposed.

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. It is too early to assess the outcome of this claim. The contingency is not reflected in the financial results of the company as of December 31, 2014.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010.

29.	Subsequent EVENTS

On January 7, 2015, the company acquired, through a wholly-owned subsidiary, the Biron paper mill located in Wisconsin, USA and the Rumford pulp and paper mill located in Maine, USA for consideration of US$62.4 million, subject to certain adjustments based on estimated working capital at closing and the post-closing adjustments. The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million.

We account for this business combination using the purchase method and accordingly, the consideration is allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015. The excess of the fair value assigned to the net assets acquired over the purchase price, if any, will be recognized in other income as a gain on the acquisition. The results of the operation and fair value of the assets acquired and liabilities assumed are not included in our consolidated financial statements for the year ended December 31, 2014.

The assets purchased consist primarily of accounts receivable, inventories, prepaids, property, plant and equipment and intellectual property. Liabilities assumed consist primarily of accounts payable and accruals, certain long-term environmental remedial obligations, liabilities related to workers compensation claims and pension liabilities. The company is in the process of completing a preliminary valuation of the fair value of the assets acquired and liabilities assumed and identifying any intangible assets and potential liabilities at the acquisition date. As a result, we have not disclosed the fair value of these assets and liabilities in our 2014 Annual Report.

The company also incurred $3.1 million of acquisition related costs which have been recognized in selling, general and administrative expenses for the year ended December 31, 2014.

51

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

30.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Term Loan. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2014, December 31, 2013, December 31, 2012 and September 30, 2012. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

52

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.7	$10.0	$0.2	$–	$10.9
Accounts receivable	0.5	110.4	–	–	110.9
Inventories	–	155.5	–	–	155.5
Prepaids and other	3.3	1.3	–	–	4.6
Assets held for sale	–	1.5	–	–	1.5
	4.5	278.7	0.2	–	283.4
Property, plant and equipment	297.6	81.7	–	–	379.3
Advances to related companies	226.0	434.3	0.9	(661.2)	–
Investments, net of equity in related companies	167.9	–	–	(167.9)	–
Other assets	5.0	1.0	–	–	6.0
	$701.0	$795.7	$1.1	$(829.1)	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.4	$121.7	$0.2	$–	$137.3
Current portion of long-term debt	2.8	0.2	–	–	3.0
	18.2	121.9	0.2	–	140.3
Long-term debt	325.0	1.1	–	–	326.1
Advances from related companies	435.2	224.9	1.1	(661.2)	–
Employee future benefits	14.9	267.5	–	–	282.4
Other long-term obligations	3.3	12.2	–	–	15.5
	796.6	627.6	1.3	(661.2)	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(235.1)	86.9	10.3	(97.2)	(235.1)
Accumulated other comprehensive income (loss)	(5.4)	(18.5)	–	18.5	(5.4)
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	(95.6)	168.1	(0.2)	(167.9)	(95.6)
	$701.0	$795.7	$1.1	$(829.1)	$668.7

53

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,109.3	$–	$–	$1,109.3
Operating expenses
Cost of sales, excluding depreciation and amortization	17.6	1,010.6	–	–	1,028.2
Depreciation and amortization	34.7	9.9	–	–	44.6
Selling, general and administrative	18.9	14.1	–	–	33.0
Restructuring	–	0.5	–	–	0.5
Impairment and other closure costs	14.6	1.9	–	–	16.5
	85.8	1,037.0	–	–	1,122.8
Operating earnings (loss)	(85.8)	72.3	–	–	(13.5)
Interest expense, net	(16.2)	(19.3)	–	–	(35.5)
Foreign exchange loss on long-term debt	(24.1)	–	–	–	(24.1)
Equity earnings in Partnership	57.3	–	–	(57.3)	–
Other income (expense), net	(3.5)	(6.0)	0.1	10.6	1.2
Income (loss) before income taxes	(72.3)	47.0	0.1	(46.7)	(71.9)
Income tax expense	-	0.4	–	–	0.4
Net earnings (loss) attributable to the company	$(72.3)	$46.6	$0.1	$(46.7)	$(72.3)

54

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$13.2	$64.9	$–	$(56.8)	$21.3
Investing
Additions to property, plant and equipment	(14.0)	(7.9)	–	–	(21.9)
Proceeds from sale of property, plant and equipment	–	4.4	–	–	4.4
Proceeds from sale of non-core assets	0.2	0.1	–	–	0.3
Decrease in other assets	(5.4)	3.4	–	–	(2.0)
Cash flows used by investing activities	(19.2)	–	–	–	(19.2)
Financing
Increase (decrease) in advances to related companies	8.7	(65.5)	–	56.8	–
Increase in revolving loan	18.8	–	–	–	18.8
Proceeds from secured term loan	18.5	–	–	–	18.5
Redemption of Floating Rate Note	(21.8)	–	–	–	(21.8)
Purchase of long-term debt	(14.5)	–	–	–	(14.5)
Deferred financing costs	(2.3)	–	–	–	(2.3)
Decrease in other long-term debt	(2.0)	–	–	–	(2.0)
Cash flows provided (used) by financing activities	5.4	(65.5)	–	56.8	(3.3)
Cash and cash equivalents, decrease in the period	(0.6)	(0.6)	–	–	(1.2)
Cash and cash equivalents, beginning of period	1.3	10.6	0.2	–	12.1
Cash and cash equivalents, end of period	$0.7	$10.0	$0.2	$–	$10.9

55

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.3	$10.6	$0.2	$–	$12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$103.8	$0.2	$–	$119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	–
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1

56

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.4	$5.6	$(5.6)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	–
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(127.6)	$36.8	$15.0	$(51.8)	$(127.6)

57

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$52.5	$34.3	$(22.9)	$(71.4)	$(7.5)
Investing
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Decrease in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$1.3	$10.6	$0.2	$–	$12.1

58

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.8	$8.9	$6.9	$–	$16.6
Restricted cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$800.5	$720.6	$156.6	$(698.9)	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27.9	$76.0	$9.9	$–	$113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred credits	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$800.5	$720.6	$156.6	$(698.9)	$978.8

59

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$260.6	$4.6	$(4.7)	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations, net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$(35.2)	$3.2	$(4.4)	$1.2	$(35.2)

60

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$(90.5)	$160.9	$(22.2)	$3.9	$52.1
Investing
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by investing activities	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
Cash flows provided (used) by financing activities	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of the period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$0.8	$10.8	$6.9	$–	$18.5

61

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.3	$4.8	$7.1	$–	$12.2
Restricted cash	3.6	0.1	–	–	3.7
Accounts receivable	1.9	138.8	0.1	–	140.8
Inventories	–	131.5	–	–	131.5
Prepaids and other	0.3	12.3	0.4	–	13.0
Assets held for sale	–	56.2	–	–	56.2
	6.1	343.7	7.6	–	357.4
Property, plant and equipment	390.5	76.2	147.4	–	614.1
Goodwill	56.7	–	–	–	56.7
Advances to related companies	239.7	295.9	1.0	(536.6)	–
Investments, net of equity loss in related companies	89.2	–	–	(89.2)	–
Other assets	25.1	10.8	0.6	(24.6)	11.9
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$75.6	$6.2	$–	$97.5
Current portion of long-term debt	6.6	0.1	–	–	6.7
Liabilities associated with assets held for sale	–	14.9	(0.1)	–	14.8
	22.3	90.6	6.1	–	119.0
Long-term debt	345.1	–	113.8	–	458.9
Advances from related companies	271.3	242.7	22.6	(536.6)	–
Employee future benefits	10.4	290.0	–	–	300.4
Other long-term obligations	5.4	3.6	–	–	9.0
Deferred income taxes	–	–	24.6	(24.6)	–
	654.5	626.9	167.1	(561.2)	887.3
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	–	–	–	–	–
Accumulated other comprehensive income (loss)	–	–	–	–	–
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	144.9	99.7	(10.5)	(89.2)	144.9
Non-controlling interest (deficit)	7.9	–	–	–	7.9
	152.8	99.7	(10.5)	(89.2)	152.8
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1

62

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$797.7	$15.6	$(15.6)	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange loss on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$441.5	$216.2	$92.6	$(131.9)	$618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$618.4	$216.2	$92.6	$(308.8)	$618.4

63

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$119.1	$27.5	$38.2	$(228.8)	$(44.0)
Investing
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows (used) by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$0.3	$5.2	$7.1	$–	$12.6

64

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor				Predecessor
	As at December 31,			As at September 30,	As at December 31,
	2014	2013	2012	2012	2011	2010
Assets
Current assets
Cash and cash equivalents	$10.9	$12.1	$16.6	$12.2	$25.1	$95.4
Restricted cash	–	–	0.7	3.7	–	–
Accounts receivable	110.9	116.5	114.0	140.8	134.9	120.6
Inventories	155.5	140.2	125.0	131.5	146.9	139.9
Prepaids and other	4.6	4.5	8.9	13.0	20.0	27.7
Assets held for sale	1.5	5.7	34.3	56.2	–	–
	283.4	279.0	299.5	357.4	326.9	383.6
Property, plant and equipment	379.3	412.2	611.6	614.1	386.3	1,285.6
Goodwill	–	–	56.7	56.7	–	–
Other assets	6.0	8.9	11.0	11.9	24.4	27.0
	$668.7	$700.1	$978.8	$1,040.1	$737.6	$1,696.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$137.3	$119.7	$113.8	$97.5	$174.5	$171.6
Current portion of long-term debt	3.0	2.0	6.6	6.7	466.8	27.0
Liabilities associated with assets held for sale	–	–	15.2	14.8	–	–
	140.3	121.7	135.6	119.0	641.3	198.6
Long-term debt	326.1	301.8	422.0	458.9	375.5	783.9
Employee future benefits	282.4	254.9	289.7	300.4	305.7	269.1
Other long-term obligations	15.5	8.8	8.9	9.0	19.2	20.2
Deferred income taxes/deferred credits	–	–	–	–	13.2	21.0
	764.3	687.2	856.2	887.3	1,354.9	1,292.8
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	144.9	144.9	144.9	1,035.2	1,035.0
Additional paid-in-capital	–	–	–	–	16.6	16.6
Deficit	(235.1)	(162.8)	(35.2)	–	(1,556.0)	(582.0)
Accumulated other comprehensive income (loss)	(5.4)	30.8	6.6	–	(89.4)	(46.1)
	(95.6)	12.9	116.3	144.9	(593.6)	423.5
Non-controlling interest (deficit)	–	–	6.3	7.9	(23.7)	(20.1)
	(95.6)	12.9	122.6	152.8	(617.3)	403.4
	$668.7	$700.1	$978.8	$1,040.1	$737.6	$1,696.2

65

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Sales	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	1,028.2	970.9	245.6	718.0	970.7	930.1
Depreciation and amortization	44.6	47.0	12.9	23.4	105.5	109.7
Selling, general and administrative	33.0	33.2	7.7	26.2	40.3	43.4
Restructuring	0.5	1.2	–	5.3	5.9	25.3
Impairment and other closure costs	16.5	86.9	–	–	661.8	294.5
	1,122.8	1,139.2	266.2	772.9	1,784.2	1,403.0
Operating earnings (loss)	(13.5)	(87.8)	(5.7)	24.8	(704.5)	(351.6)
Interest expense, net	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)	(71.9)
Foreign exchange gain (loss) on long-term debt	(24.1)	(18.8)	(3.2)	24.0	(9.7)	27.6
Other income (expense), net	1.2	14.9	0.1	(2.6)	(2.1)	(2.6)
Loss before reorganization items and income taxes	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)	(398.5)
Reorganization items, net	–	(1.2)	(3.2)	666.9	–	–
Income (loss) before income taxes	(71.9)	(130.3)	(23.6)	652.8	(789.5)	(398.5)
Income tax expense (recovery)	0.4	0.1	0.2	(1.1)	(8.4)	(19.8)
Earnings (loss) from continuing operations	(72.3)	(130.4)	(23.8)	653.9	(781.1)	(378.7)
Gain (loss) from discontinued operations, net of tax	–	3.1	(12.9)	(3.6)	(195.5)	(19.5)
Net earnings (loss)	(72.3)	(127.3)	(36.7)	650.3	(976.6)	(398.2)
Net (earnings) loss attributable to non-controlling interest	–	(0.3)	1.5	(31.9)	2.6	1.3
Net earnings (loss) attributable to the Company	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)	$(396.9)

66

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor			Predecessor
	Years ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2011	2011	2010
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3	$(976.6)	$(398.2)
Items not requiring (providing) cash:
Depreciation and amortization	44.6	47.0	12.9	23.4	112.4	119.3
Impairment and other closure costs	16.5	86.9	8.2	3.3	823.6	294.5
Deferred income taxes	–	–	0.1	(0.7)	(7.6)	(16.1)
Settlement gain on special pension portability election	–	(2.6)	–	–	–	–
Foreign exchange loss (gain) on long-term debt	24.1	18.8	3.2	(24.0)	9.7	(27.6)
Non-cash reorganization items		0.5	2.4	(707.4)	–	–
Non-cash interest on compromised notes	–	–	–	48.4	–	–
Gain on cancellation of long-term debt	–	–	–	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions	(8.8)	(7.0)	(3.4)	(8.4)	(8.0)	(2.4)
Decrease in other long-term obligations	(0.4)	(0.2)	(0.1)	–	(3.1)	(4.2)
Loss (gain) on disposal of property, plant and equipment	–	(0.6)	0.4	(6.7)	(0.1)	(7.2)
Gain on disposal of non-core assets	(2.4)	(12.3)	–	–	–	–
Other	4.0	4.1	0.2	2.6	(1.8)	10.9
Changes in non-cash working capital	16.0	(14.8)	64.9	(24.8)	(20.0)	(12.5)
Cash flows provided (used) by operating activities	21.3	(7.5)	52.1	(44.0)	(71.5)	(44.1)
Investing
Additions to property, plant and equipment	(21.9)	(23.4)	(10.4)	(12.2)	(19.7)	(11.2)
Proceeds from sale of property, plant and equipment	4.4	0.8	0.8	11.5	1.2	7.9
Proceeds from sale of non-core assets	0.3	51.4	–	–	–	–
Decrease (increase) in restricted cash	–	3.1	3.4	(6.4)	–	–
Decrease (increase) in other assets	(2.0)	(0.5)	–	3.7	0.8	(1.2)
Cash flows provided (used) by investing activities	(19.2)	31.4	(6.2)	(3.4)	(17.7)	(4.5)
Financing
Share issue costs	–	–	–	(0.2)	–	–
Increase (decrease) in revolving loan	18.8	(13.4)	(40.0)	16.0	48.0	(14.5)
Repayment of long-term debt	–	–	–	–	(25.8)	–
Purchase of long-term debt	(14.5)	(15.8)	–	–	–	–
Proceeds from (repayment of) Term Loan	18.5	–	–	–	–	–
Redemption of Floating Rate Notes	(21.8)	–	–	–	–	–
Proceeds on issuance of senior secured notes	–	–	–	33.1	–	98.4
Note exchange costs	–	–	–	–	–	(8.3)
Settlement on purchase of debt securities	–	–	–	–	–	(9.2)
Deferred financing costs	(2.3)	–	–	(9.3)	(2.4)	(4.5)
DIP financing costs	–	–	–	(3.8)	–	–
Decrease in other long-term debt	(2.0)	(1.1)	–	(0.9)	(0.9)	(1.0)
Cash flows provided (used) by financing activities	(3.3)	(30.3)	(40.0)	34.9	18.9	60.9
Cash and cash equivalents, increase (decrease) in the year	(1.2)	(6.4)	5.9	(12.5)	(70.3)	12.3
Cash and cash equivalents, beginning of year	12.1	18.5	12.6	25.1	95.4	83.1
Cash and cash equivalents, end of year	$10.9	$12.1	$18.5	$12.6	$25.1	$95.4

67

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Selected financial information
Adjusted EBITDA [1,10]	$47.6	$46.1	$7.2	$48.2	$62.8	$52.6
Adjusted EBITDA margin [2]	4.3%	4.4%	2.8%	6.0%	5.8%	5.0%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.4	381.9	381.9	381.8
Basic and diluted earnings (loss) per share (in dollars) from continuing operations	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted earnings (loss) per share (in dollars) from discontinued operations	–	0.21	(0.89)	(0.01)	(0.51)	(0.05)
Working capital [3]	$144.6	$153.6	$151.4	$203.7	$152.4	$212.0
Current assets to current liabilities [3]	2.05	2.28	2.33	3.09	1.87	2.24
Total debt to total capitalization [4,5]	140.9%	95.9%	78.7%	76.3%	338.7%	66%
Net debt to net capitalization [6,7]	143.0%	95.8%	78.0%	75.8%	365.5%	63%
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.4	381.9	381.8
Book value per share (in dollars)	$(6.59)	$0.89	$8.46	$10.61	$(1.62)	$1.06
Average spot rate (US$/CDN$) [8]	0.905	0.971	1.009	0.998	1.011	0.971
Share prices
High	$3.50	$2.76	$ N/A	$ N/A	$0.55	$0.44
Low	1.35	1.00	N/A	N/A	0.02	0.09
Close	3.04	1.35	N/A	N/A	0.03	0.24
Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$781	$811	$835	$835	$836	$765
LWC paper, No. 5, 40 lb. (US$ per ton)	798	864	898	859	900	790
Telephone directory paper, 22.1 lb. (US$ per ton)	730	750	770	770	735	670
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	603	598	618	614	622	578
NBSK pulp, China delivery (US$ per tonne)	733	700	662	669	834	821
Sales (000 tonnes)
Specialty printing papers	702	762	207	605	838	830
Newsprint	347	283	66	198	205	236
Pulp	340	328	74	251	308	277

1	Adjusted EBITDA is a Non-GAAP Measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

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